











# Copperworks Distilling Co.

Alcohol Retail Main Street Community Distillery

2018 "Distillery of The Year" intends to double whiskey production & sales

COPPERWORKSDISTILLING.COM SEATTLE WASHINGTON

*We asked the question, "How would spirits taste if they were distilled from superior craft beer, without hops, rather than from the standard methods and ingredients that traditional distilleries use?" The answer became our founding principle and is so fundamental that we put it on every Copperworks label: "From great brewing comes great spirits."*

**Jason Parker** Co-Founder/President @ Copperworks Distilling Co.

## Why you may want to support us...

1. More than six years of successful operation with increased annual revenue and sales volume. Best year ever in 2019 with $915,000 in revenue.
2. A seasoned industry professional directs the company. Experienced, trained staff and high-capacity equipment allow quick growth.
3. Stunning showpiece distillery and tasting room in highly visible waterfront location; 30K+ visitors to the distillery in 2019.
4. Located in tourist district: 6.7 million visitors to the Seattle waterfront in 2019; expected to surpass 20 million by 2024.
5. Internationally recognized products: Copperworks whiskey and gins have won double-gold medals and scored 94 - 96 points in competitions.
6. Thorough distribution in WA State: Placed in 340+ bar/restaurant accounts and 130+ retailer accounts.
7. More than 260 barrels of whiskey aging in inventory. Demand exceeds our supply of mature whiskey.

## Our Team

AND OUR MAJOR ACCOMPLISHMENTS

**Jason Parker**
Co-Founder/President
*Jason was the first brewer at Pike Place Brewery in 1989, helped open Fish Tale Ales in Olympia, WA, worked at Red Hook Brewery, and helped build and run Pyramid Brewing in Seattle, WA. He's now making American Single Malt Whiskey from malted barley.*

**Micah Nutt**
Co-Founder/Vice President
*Micah, a long-time software engineer who is also a skilled and technical home brewer, ran the distilling operations at Copperworks for the first 5 years. Before retiring from daily production in June 2019, he spent 6 months training our distillers.*

**Jeffrey Kanof**
Vice President/Co-Owner



*Jeff is an attorney who headed west to be part of the craft spirits movement. After assisting in launching Letterpress Distilling in Seattle, he joined Copperworks and is now spreading the word of American Single Malt Whiskey.*

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### In the news

bon appétit FORTUNE Liquor.com Sunset Bloomberg The Brewing Network UPROXX Men's Health Whisky Wash seattle magazine Whisky Advocate The Seattle Times SeattleMet

# From Great Brewing Comes Great Spirits

At Copperworks Distilling, we started with what we know: brewing beer. We brewed a Pale Ale, and a Scotch Ale, and then then we distilled the alcohol out of them to turn them into Whiskey, Vodka, and Gin.


COPPER WORKS
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### Scottish Stills on the Seattle Waterfront

We built our distillery in the heart of the Seattle Waterfront, where millions (~10 million in 2019) visitors go each year. Our stills were hand-hammered in the highlands of Scotland, and are visible right behind our floor-to-ceiling windows in the tasting room.



### We Won!

Our products have won dozens of awards and accolades, and in 2018, we were named Distillery Of The Year by the American Distilling Institute!





### We Sell Everything We Can Make

Every year, we sell everything we can make, with some releases selling out in just a few days.



### Now's The Time To Grow

Vodka and gin can be sold in the same year they are made, but whiskey takes 3-6 years to mature before it's ready to sell. We've proven that our whiskey is delicious. Now is the time to make more so we can continue to grow our sales in the future.



# Investor Q&A

### What does your company do? ⌄

— COLLAPSE ALL

Copperworks Distilling Co. produces American Single Malt Whiskey, gin, and vodka, all from a base of malted barley. We sell our spirits through our tasting room and retail store on the downtown Seattle waterfront and in distribution to bars, restaurants, grocery stores, and liquor stores throughout Washington State.

**Where will your company be in 5 years?** ⌄

For the next two to three years, Copperworks will maximize production and build up inventory of aging whiskey by utilizing our current equipment and brewing partners. As we grow, we will outgrow both our current production facility and the ability of our brewing partners to scale to our needs. Therefore, we intend to build or buy our own brewing facility and barrel warehouse where we can continue to increase our aged whiskey stock. With increased inventory, we'll open additional markets.

**Why did you choose this idea?** ⌄

We asked the question, "How would spirits taste if they were distilled from superior craft beer, without hops, rather than from the standard methods and ingredients that traditional distilleries use?" The answer became our founding principle and is so fundamental that we put it on every Copperworks label: "From great brewing comes great spirits."

**What is American Single Malt Whiskey and why is it significant?** ⌄

American Single Malt Whiskey is the first new category of whiskey made in the United States since the creation of bourbon in the late 1700's. The American Single Malt Whiskey category is not yet defined legally by the U.S. Alcohol and Tobacco Tax and Trade Bureau (TTB) which is a huge opportunity for Copperworks. It allows Copperworks and a handful of other pioneering American distilleries to be instrumental in developing the category definition, in terms of both flavor and legal requirements. Copperworks is proud to be one of the founding members of the American Single Malt Whiskey Commission, a non-profit trade organization working to establish, promote, and protect the rapidly growing category of American Single Malt Whiskey.

**How much product have you sold?** ⌄

In 2019, we sold roughly 22,519 bottles (1,877 12-bottle cases) of Copperworks spirits. This was up from approximately 20,505 bottles (1,709 12-bottle cases) in 2018 and 16,942 bottles (1,412 12-bottle cases) in 2017. Since we have intentionally limited our distribution due to limitations in product supply, 87% of these sales were achieved in our home state of Washington.

**When and how do you expect to be profitable?** ⌄

Upon receiving investment capital, we will immediately increase whiskey production and pursue strategic new markets. (We consider a "new market" to be a state, territory, or country where we don't currently sell.) Over the next four years, we expect to have grown our home market sales substantially and expanded into at least six markets. At that point, we expect to be profitable and able to continue producing large quantities of whiskey for the future.

**How did Copperworks get started?** ⌄

Copperworks' Founder and President, Jason Parker, started and grew his career as a brewer in the early days of the craft beer brewing boom. He recognized in 2008 that the crafts spirits industry was on the same market trajectory that he had experienced with beer. Jason and Micah Nutt, brewing friends for decades, began to dream of a distillery that would use high-quality craft beer as the base, rather than the "wash" used by traditional distilleries, to make more flavorful single malt whiskey. They commissioned a set of four hand-hammered traditional Scottish copper stills from one of the world's leading still manufacturers and procured a high-foot traffic tourist location on the Seattle waterfront. In October 2013, Copperworks opened with sales of vodka and gin – and three months later, Copperworks Gin won a gold medal in the world's largest spirits competition. Three years later, Copperworks launched its American Single Malt Whiskey to enthusiastic consumer and beverage industry acclaim.

**What role do strategic partnerships play in your business strategy?** ⌄

Strategic partnerships with the alcohol and agricultural industries are fundamental to Copperworks business strategy and to our success to date. We are dedicated to growing and serving mutually beneficial relationships with all aspects of the grain-to-glass community. With Jason's brewing experience and history, we have strong, "insider" relationships with the local brewing community—the partners and potential partners with whom we brew the beer from which Copperworks spirits are made. We have strong relationships with the local bartending community, and we have had thousands of industry professionals (bartenders, bar owners, retail store associates, etc.) tour our facility. We are also at the beginning of partnerships with some of the world's most well-regarded independent bottlers that will allow our whiskey to be featured in markets that we currently don't have the capacity to support under our own label. And the relationships of which we are especially proud: with small, independent local farms who grow the unique varieties of barley we use in several of our whiskey releases.

**Where do you sell your products?** ⌄

Demand for Copperworks spirits outpaces our supply, so almost all our sales are from distribution and consumer sales in Washington State. We achieve a substantial portion of revenue from direct-to-consumer sales in our tasting room. Through our distribution partner in Washington State, we are placed in roughly 345 bars and restaurants and 135 liquor/grocery retail locations. This level of sales has been accomplished with constrained sales and marketing efforts, due to lack of capital. With additional funding, we will hire a dedicated salesperson and fully fund marketing programs to grow brand awareness and revenue.

### What are Copperworks' biggest challenges? ⌄

Our foremost challenge is lack of capital. This has constrained how much whiskey we can produce and thus prevented us from fulfilling the growing demand for our products. The lack of available cash has prevented us from hiring a dedicated salesperson and limited marketing efforts. With capital raised in this equity crowd-funding effort, we will ramp up whiskey inventory, as well as sales and marketing resources and efforts, to grow the company.

### Who are your competitors? ⌄

Perhaps surprisingly, our main competitors are not within the craft spirits market. We believe in the adage of "a rising tide lifts all boats." If a consumer has a great experience with a non-Copperworks craft spirit, that consumer is more likely to search out other superior craft spirits, leading them to discover and try our spirits. We believe our main competition comes from larger spirit brands and other beverage options that lead consumers away from spirits, such as beer, wine, CBD products, marijuana, and non-alcoholic options.

### How do you stand out among the rapidly growing number of craft distilleries in the U.S.? ⌄

We've invested in product packaging (bottle choice, label design, embellishments promoting product awards, etc.) that we believe stands out on shelves in bars and retail stores. We have an authentic, memorable story that complements the unique flavor in our spirits. We focus on the emerging category of American Single Malt Whiskey, which plays to our expertise and production abilities, thus we can be a market leader. And we work hard to offer customers an extraordinary brand and tasting experience. We encourage people to taste our products at every opportunity — through off-site events, in-store tastings, or by visiting our distillery. When people have the opportunity to taste our spirits, we find we have a great sell-through rate.

### How do you plan to grow Copperworks sales? ⌄

With additional capital, we intend to quickly grow Copperworks to a large, well-known, regional spirits brand. With expanded whiskey production, we will move toward fulfilling the demand for our products. We will continue to grow sales in our current market of Washington State with our current successful, focused distribution footprint and we will move into new geographical markets.